

Mail Stop 7010

July 31, 2007

Timothy B. Murphy
Chief Financial Officer
Investors Capital Holdings, Ltd.
230 Broadway E.
Lynnfield, Massachusetts 01940

> **Re:** **Investors Capital Holdings, Ltd.**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **File No. 1-16349**

Dear Mr. Murphy:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007

Consolidated Statements of Cash Flows, page 50

1.    We note your response to prior comment 2(c). Please explain to us what the increase in accounts receivable asset held for sale, as presented in your fiscal year 2006 statement of cash flows, represents, and how this cash flow is appropriately reflected in your cash flow statements.

Item 9A. Controls and Procedures, page 73

2.      We note that your principal executive and financial officers have concluded that
your disclosure controls and procedures were "effective for the purpose of
ensuring that information required to be disclosed in our reports under the
Securities Exchange Act of 1934 is recorded, processed, summarized and reported
within the time periods specified in the rules and forms of the Securities and
Exchange Commission." Please confirm, and revise future filings to clarify, if
true, that your officers concluded that your disclosure controls and procedures are
also effective for the purpose of ensuring that material information required to be
in a report is made known to management and others, as appropriate, to allow
timely decisions regarding required disclosures. Alternatively, in future filings
you may simply conclude that your disclosure controls and procedures are
effective or ineffective, whichever the case may, be without defining them. See
Exchange Act Rule 13a-15(e).

3.      Please also tell us and disclose in future filings any changes in your internal
control over financial reporting that occurred during the last quarter of fiscal year
2007 in accordance with Item 308(c) of Regulation S-K.

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

       You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-
3709, or me at (202) 551-3768 if you have questions regarding our comments.

                                             Sincerely,


                                             John Cash
                                             Accounting Branch Chief